EXHIBIT 20
                                                    ----------

                                                    FOR IMMEDIATE RELEASE




                                           Contact:  Roger W. W. Baker
                                                     (203) 698-5148

                                                     Daniel A. Conforti
                                                     (203) 698-5132


        AMERICAN BRANDS REPORTS THIRD QUARTER EARNINGS


Old Greenwich, CT, October 21 -- American Brands, Inc. today announced that net income for the quarter ended September 30,
1994 rose 79% to $152 million, or 75 cents per Common share, from
$85 million, or 42 cents per share, for the third quarter of
1993. Fully diluted earnings per share rose 74% to 73 cents, and revenues were up 11% to $3.7 billion. Even excluding last year's third quarter restructuring provisions and one-time buydown of trade inventories by The American Tobacco Company, earnings per share would have been up 21%.
     For the nine months, net income was $465 million, or $2.30 per share.  This compared with net income of $282 million, or
$1.40 per share, and income before accounting changes of $483 million, or $2.39 per share, last year.  Last year's first
quarter included one-time charges related to the adoption of FAS
106 and 112.  Revenues for the nine months rose 3% to $10.2
billion.
             The effective income tax rate for the quarter was 42.3%, compared with 47.1% a year ago. Last year's quarter was affected by a higher tax relating to foreign operations and the
proportionately greater impact of nondeductible goodwill on
reduced income.  For the nine months, the effective rate was
38.7% versus 37% last year.
             Chairman and Chief Executive Officer William J. Alley said:
"Our strong third quarter benefited from broad gains at most of our operations. Contribution from tobacco operations was up 90%, reflecting American Tobacco's comparison with last year's depressed results as well as higher contribution for U.K.-based
Gallaher Tobacco; worldwide cigarette unit volume increased 10%, with both companies registering gains.  Contribution from
nontobacco operations was up 6% to a record, with double digit increases registered by distilled spirits and by each of our long-term growth operations:  hardware and home improvement
products, office products and golf products.
             "The American Tobacco Company, whose pending sale to B.A.T Industries for $1 billion is undergoing antitrust review by the
Federal Trade Commission, completed the quarter with revenues up
35%, contribution of $49 million compared with a loss of $35 million in last year's third quarter, and a significant increase in cigarette unit sales and market share.  Last year's quarter included a $30 million charge associated with the one-time
buydown of trade inventories, which affected both revenues and contribution, and a $30 million restructuring provision. In spite of intense competition, American Tobacco's brands achieved gains in all price categories, with particularly strong unit performances by Montclair and Misty resulting from increased marketing support.
             "Industry units were up 5.3% and 8.2% in the third quarter and nine months, respectively, although these numbers are distorted by comparisons with last year's disrupted market
conditions.  American Tobacco's units increased 24% and 17% in the quarter and nine months, respectively, resulting in market share increases in both periods.  For the latest 12 months,
market share was 7.2%, compared with 6.8% a year ago.
             "Gallaher, the number 1 tobacco company in the U.K. and Ireland, achieved contribution increases of 5% and 2% in dollars and sterling, respectively, in the quarter. These increases were achieved even though last year's quarter benefited from trade buying in connection with an August 1993 price increase.
Reflecting last year's trade buying, Gallaher's cigarette unit sales to the U.K. trade declined 2.6%.  Nevertheless, Silk Cut, the number 2 brand, achieved a nearly 5% increase, and Gallaher's estimated share of consumer sales continued to approximate 40%.
On October 17, Gallaher launched a major gift program intended to add value to Benson and Hedges, the number 1 brand. Worldwide, Gallaher's cigarette unit sales increased nearly 1%, with a significant gain in exports, reflecting the inclusion of Benson and Hedges shipments to Continental Europe and another solid gain in Ireland, which combined, more than offset the U.K. decline.
             "Distilled spirits achieved record revenues and contribution, up 12% and 30%, respectively, in the quarter. Both
Jim Beam Brands, the second largest distilled spirits company in the U.S., and Whyte & Mackay, the world's number three scotch whisky producer, achieved record contribution.  As we have been noting through the year, changes in trade practices at Jim Beam
Brands and last year's acquisition of Invergordon by Whyte &
Mackay are creating volatility in quarter-to-quarter comparisons, and Beam's 25% increase in contribution in the third quarter is not trend indicative.  Nevertheless, for the nine months,
contribution from Beam rose 1% to a record in spite of very
competitive market conditions.  Beam's U.S. branded case sales rose 7% in the quarter, led by a 9% increase for the flagship Jim
Beam bourbon.  For the nine months, estimated depletions of
Beam's major brands from distributors to retailers declined 2.5%
in the U.S. -- in line with industry trends.  Internationally,
Beam continued to perform very well in the third quarter, with a
24% increase in contribution.  Worldwide, its branded case sales increased 7%.
             "As a result of aggressive competitive promotional and pricing activity, Whyte & Mackay's unit volume, excluding
Invergordon, declined nearly 11% in the quarter.  However,
reflecting the inclusion of Invergordon, contribution increased
91%.
             "As noted, our long-term growth businesses, hardware and home improvement products, office products and golf products, are all performing very well.
             "The MasterBrand hardware and home improvement group had an outstanding quarter, with record revenues and contribution.
Moen, the North American leader in single handle faucets,
achieved record revenues and reported an increase in
contribution. Moen continues to benefit from the success of new marketing programs, strong acceptance of new faucet lines, improved operating productivity and the robust housing/remodeling market.  Aristokraft, the second largest manufacturer of kitchen and bath cabinets, has achieved sales records in 32 of the past
33 months, and MasterBrand's other companies, Master Lock and
Waterloo tool storage products, are the leaders in their
categories and are performing well.  Overall, the strong results in 1994 have been accompanied by increased investment in
marketing, new products and international expansion.
             "The ACCO World office products group continued to achieve strong growth, with record revenues and a 17% increase in contribution.  Revenue growth has accelerated as the year has progressed, and the 10% third quarter increase represented broad gains across all principal units.  The solid financial
performance was driven by share gains with key accounts, a very strong back-to-school performance and substantial contribution from new products.  In spite of ongoing pricing pressure, margins have continued to improve, reflecting the benefit of ACCO's
aggressive cost reduction programs.
             "The Titleist and Foot-Joy golf group had another record quarter, with revenues up 9% and contribution up 14%, and it has achieved solid sales increases in all four core categories:
balls, shoes, clubs and gloves.  Titleist and Foot-Joy have
continued their strong performance as the number 1 ball, shoe and glove in professional golf.  Titleist is the most played ball by far, and it was the winning ball played in 81 tournaments,
worldwide, through September -- three times its nearest
competitor, and, for the first time in its history, Titleist was the number 1 ball on the Japanese tour, with the most wins.
Titleist has achieved a 7% unit increase in top-grade ball sales for the nine months, and Foot-Joy, the number 1 golf shoe, posted a 18% volume increase.  Overall, contribution for specialty
businesses declined 16% in the quarter, reflecting the absence of income from the Dollond & Aitchison optical group, which was sold in July.
             "Excluding investment gains and losses, contribution for The Franklin Life Insurance Company declined 9% for the quarter but was up 4% for the nine months.  The decline in the quarter was due to operating expenses related to Franklin's reengineering project, which is aimed at streamlining operations and enhancing revenue growth, and higher mortality costs, partially offset by the reversal of an accounting reserve no longer required.
Including investment gains and losses, contribution declined 20%
in the quarter and 33% for the nine months, reflecting last
year's record high investment gains as well as the adoption
effective January 1, 1994, of FAS 115, which mandates that
Franklin's trading securities portfolio be "marked to market."
Franklin has continued to outperform the industry in the
recruiting of new associates, which is a key to future sales growth.
             "Overall, our operations have been achieving broad gains, and the outlook is encouraging. Each of our principal operations except Franklin Life posted an increase in contribution for the nine months, and, excluding investment gains and losses,
Franklin's contribution would have been up as well.
             "Half our operating company contribution thus far in 1994 has been derived from our nontobacco businesses. These businesses are strongly positioned in their markets.
             "The three long-term growth businesses, MasterBrand hardware and home improvement products, ACCO World office products and
Titleist and Foot-Joy golf products, have been achieving
sustained gains, both financially and in the marketplace.
Prospects for these businesses continue to be very favorable.
For MasterBrand, with major market leadership positions,
important new products, broadening distribution and very positive industry fundamentals, we expect solid long-term growth. ACCO
World, which is also solidly positioned with a substantial
international presence and an excellent infrastructure, has
established strong momentum with new business gained with key customers as well as with significant new products, and we are pleased that ACCO has consistently been outperforming industry growth.  In golf products, Titleist and Foot-Joy are well
positioned as worldwide leadership brands and have the ability to grow profitably on a sustained basis.
             "In distilled spirits, in spite of competitive conditions creating pressure on pricing and margins, we are encouraged by the growth in contribution for the nine months and the continued
powerful generation of cash, and we now anticipate modest
contribution growth for the full year.  At Franklin Life, despite the setback in the third quarter, the underlying insurance
operations should perform well, but investment gains in last year's fourth quarter were an exceptionally high $41 million.
             "The American Tobacco Company's earnings will continue to be consolidated in American Brands' overall results pending consummation of the sale.  In the face of the pending sale and fierce competitive conditions, we are particularly proud of the performance of our associates at American Tobacco.
             "Gallaher is the number 1 tobacco company in the U.K., with approximately 40% of the cigarette market. We now expect that
Gallaher, in spite of intense competition, will achieve profit growth for the full year.
             "Overall for American Brands, last year's results benefited from extraordinarily high investment gains at Franklin Life of
$93 million, compared with a loss of $4 million for the first nine months of 1994.  Conversely, last year's net income included a $198 million charge related to the adoption of FAS Statements
No. 106, 112 and 115. We now anticipate that earnings per share excluding these items will increase for the year, though reported earnings per share before accounting changes may well show a modest decline.
             "Last month, we announced changes that will ensure an orderly executive transition at American Brands. With a strong management team, outstanding brands and market positions and excellent momentum, along with a firm resolve to aggressively build value for our shareholders, we are optimistic about our long-term prospects."
                        *       *       *       *       *
             American Brands is a global consumer products holding company with core businesses in tobacco, distilled spirits, life insurance, hardware and home improvement products and office products as well as a substantial position in golf products.
Each has brand name leaders in its industry.
             The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent.  Gallaher's major brands include Benson and Hedges and Silk Cut.
             In the U.S., The American Tobacco Company's major brands include Carlton, Pall Mall, Tareyton, Lucky Strike, Montclair,
Misty, Private Stock, Prime and Summit.
             In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Glayva Scotch liqueur, Windsor and Lord Calvert
Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore, Whyte & Mackay Special
Reserve, and Isle of Jura Scotch whiskies.  Life insurance is sold by The Franklin group of companies.  The MasterBrand
Industries hardware and home improvement business includes Moen,
Master Lock, Aristokraft and Waterloo.  The ACCO World office products group includes Swingline, Wilson Jones, Day-Timers and substantial international operations, including Rexel and
Twinlock.  Specialty products include Titleist, Pinnacle and
Foot-Joy golf products and, in the U.K., Gallaher's Prestige housewares line and Forbuoys retailing.
                                   #    #    #
10/21/94

                              AMERICAN BRANDS, INC.

                     (In millions, except per share amounts)
                                    Unaudited

                                             Three Months Ended September 30,
                                                1994       1993       % Change
Revenues
  Tobacco Products (1)(2)
    International                             $1,608.1    $1,459.2       10.2
    Domestic (3)                                 425.3       316.2       34.5
                                              ---------   ---------    -------
      Total Tobacco                            2,033.4     1,775.4       14.5
  Distilled Spirits (1)(4)                       305.9       272.3       12.3
  Life Insurance (5)                             300.9       255.8       17.6
  Hardware and Home
    Improvement Products                         334.0       288.3       15.9
  Office Products                                260.1       237.5        9.5
  Specialty Businesses (6)                       421.2       472.7      (10.9)
                                              ---------   ---------    -------
       Total                                   3,655.5     3,302.0       10.7
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products (2)
    International                                141.7       134.7        5.2
    Domestic (3)                                  48.6       (34.5)     240.9
                                              ---------   ---------    -------
      Total Tobacco                              190.3       100.2       89.9
  Distilled Spirits (4)                           57.4        44.3       29.6
  Life Insurance (5)                              38.0        47.6      (20.2)
  Hardware and Home
    Improvement Products                          52.1        44.8       16.3
  Office Products                                 20.1        17.2       16.9
  Specialty Businesses (6)                        14.9        17.8      (16.3)
                                              ---------   ---------    -------
       Total                                     372.8       271.9       37.1
                                              =========   =========    =======
Amortization of Intangibles                       27.4        23.9       14.6
                                              ---------   ---------    -------
Operating Income                                 345.4       248.0       39.3
                                              ---------   ---------    -------
Interest and Related Charges                      56.8        60.1       (5.5)
Corporate Admin. Expenses                         24.0        26.5       (9.4)
Other Expenses (Income), Net                       1.5         0.8       87.5
                                              ---------   ---------    -------
       Total                                      82.3        87.4       (5.8)

Income Before Income Taxes                       263.1       160.6       63.8

Income Taxes                                     111.2        75.6       47.1
                                              ---------   ---------    -------
Income Before Accounting Changes                 151.9        85.0       78.7
Accounting Changes, Net of Taxes (7)                 0           0        0.0
                                              ---------   ---------    -------
Net Income                                       151.9        85.0       78.7
                                              =========   =========    =======
Earnings per Common Share
  Primary
    Income Before Accounting Changes             $0.75       $0.42       78.6
    Accounting Changes, Net of Taxes (7)          0.00        0.00        0.0
                                              ---------   ---------    -------
    Net Income                                   $0.75       $0.42       78.6
  Fully diluted
    Income Before Accounting Changes             $0.73       $0.42       73.8
    Accounting Changes, Net of Taxes (7)          0.00        0.00        0.0
                                              ---------   ---------    -------
    Net Income                                   $0.73       $0.42       73.8

Average Common Shares Outstanding                201.3       201.7       (0.2)

                              AMERICAN BRANDS, INC.

                     (In millions, except per share amounts)
                                    Unaudited

                                              Nine Months Ended September 30,
                                                1994        1993      % Change

Revenues
  Tobacco Products (1)(2)
    International                             $4,153.8    $4,163.9       (0.2)
    Domestic (3)                               1,207.4     1,143.1        5.6
                                              ---------   ---------    -------
      Total Tobacco                            5,361.2     5,307.0        1.0
  Distilled Spirits (1)(4)                       839.4       808.2        3.9
  Life Insurance (5)                             785.3       765.0        2.7
  Hardware and Home
    Improvement Products                         932.3       806.9       15.5
  Office Products                                725.7       682.4        6.3
  Specialty Businesses (6)                     1,537.8     1,516.1        1.4
                                              ---------   ---------    -------
       Total                                  10,181.7     9,885.6        3.0
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products (2)
    International                                362.0       344.4        5.1
    Domestic (3)                                 174.2       158.7        9.8
                                              ---------   ---------    -------
      Total Tobacco                              536.2       503.1        6.6
  Distilled Spirits (4)                          149.0       141.2        5.5
  Life Insurance (5)                             105.9       157.1      (32.6)
  Hardware and Home
    Improvement Products                         153.4       136.1       12.7
  Office Products                                 52.0        47.0       10.6
  Specialty Businesses (6)                        79.5        80.5       (1.2)
                                              ---------   ---------    -------
       Total                                   1,076.0     1,065.0        1.0
                                              =========   =========    =======
Amortization of Intangibles                       80.9        69.7       16.1
                                              ---------   ---------    -------
Operating Income                                 995.1       995.3        0.0
                                              ---------   ---------    -------
Interest and Related Charges                     177.9       183.8       (3.2)
Corporate Admin. Expenses                         52.7        50.7        3.9
Other Expenses (Income), Net                       6.4        (5.9)     208.5
                                              ---------   ---------    -------
       Total                                     237.0       228.6        3.7

Income Before Income Taxes                       758.1       766.7       (1.1)

Income Taxes                                     293.1       283.3        3.5
                                              ---------   ---------    -------
Income Before Accounting Changes                 465.0       483.4       (3.8)
Accounting Changes, Net of Taxes (7)               0.0      (201.0)     100.0
                                              ---------   ---------    -------
Net Income                                       465.0       282.4       64.7
                                              =========   =========    =======
Earnings per Common Share
  Primary
    Income Before Accounting Changes             $2.30       $2.39       (3.8)
    Accounting Changes, Net of Taxes (7)          0.00       (0.99)     100.0
                                              ---------   ---------    -------
    Net Income                                   $2.30       $1.40       64.3
  Fully diluted
    Income Before Accounting Changes             $2.25       $2.33       (3.4)
    Accounting Changes, Net of Taxes (7)          0.00       (0.95)     100.0
                                              ---------   ---------    -------
    Net Income                                   $2.25       $1.38       63.0

Average Common Shares Outstanding                201.6       201.8       (0.1)


                                                        (NOTES FOLLOW)

                             AMERICAN BRANDS, INC.

NOTES:

(1) Federal and foreign excise taxes included in revenues for the three months and nine months ended September 30 are as follows (in millions):
                             Three Months           Nine Months
                            1994       1993       1994      1993
                            ----       ----       ----      ----
    Tobacco Products
      International      $1,235.2   $1,117.1   $3,185.0   $3,190.1
      Domestic              101.1       86.6      313.8      263.9
    Distilled Spirits       120.2      116.1      326.3      342.5
                         --------   --------   --------   --------
                         $1,456.5   $1,319.8   $3,825.1   $3,796.5
                         ========   ========   ========   ========

(2) On June 30, 1993, the Benson and Hedges European cigarette trademark was acquired from B.A.T Industries, PLC in exchange for the assignment of certain overseas trademarks of The American Tobacco Company and other considerations. The results from the Benson and Hedges trademark are included in international tobacco from the date of acquisition. As part of the transaction, a pretax gain of $25.5 million was recognized in the domestic tobacco product line.

(3) On April 26, 1994, the Company entered into an agreement for the sale of The American Tobacco Company to B.A.T Industries, PLC for a price of $1 billion, which would be largely tax free. The transaction is subject to review by government antitrust agencies and other conditions. The proceeds from the sale could be used for share purchases, debt reduction, strategic acquisitions or other general corporate purposes.

(4) During the fourth quarter of 1993, Whyte & Mackay, a subsidiary of Gallaher Limited, completed its acquisition of Invergordon Distillers Group PLC by purchasing the remaining outstanding shares. Operations were consolidated from December 1, 1993.

(5) On December 31, 1993, the Company elected early adoption of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," under which trading securities purchased with the intent of being sold in the near term are carried at fair value and the applicable unrealized gains and losses are recorded in income.

(6) On July 12, 1994, Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, was sold for total consideration of about 94 million pounds ($146 million) which approximated the carrying value of the company.

(7) Effective January 1, 1993, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requiring accrual of the expected costs during the years that employees render the service that qualifies them for coverage. Also, effective January 1, 1993, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits," requiring accrual of the expected costs of benefits provided to former or inactive employees after employment but before retirement.

                        AMERICAN BRANDS, INC.

(7) (continued)

    The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows (in millions, except per share amounts):

                                 FAS Statements No.
                                    106      112         Total
                                    ---      ---         -----
    Pretax charges                $310.0    $15.0        $325.0
    Income taxes                   119.0      5.0         124.0
    Net loss                      $191.0    $10.0        $201.0
                                  ------    -----        ------
    Net loss per Common share       $.94     $.05          $.99
                                    ====     ====          ====

(8) The American Tobacco Company subsidiary and other tobacco manufacturers are defendants in various actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, and management is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable determination of the pending litigation. It is possible that an unfavorable determination could have a material effect on the Company's results of operations and cash flows in a particular quarterly or annual period and could encourage the commencement of additional litigation. Management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company. These actions are being vigorously contested.

                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)
                                              September 30,   December 31,
                                                   1994          1993
      Assets                                    (Unaudited)
 Consumer Products and Corporate
   Current Assets
      Accounts Receivable, Net                    $1,334.4       $1,241.6
      Inventories                                  1,702.7        2,043.2
      Other Current Assets                           372.0          448.3
                                                  --------       --------
        Total Current Assets                       3,409.1        3,733.1

   Property, Plant and Equipment, Net              1,386.3        1,472.1
   Intangibles Resulting From Business
     Acquisitions                                  3,578.0        3,637.9
   Other Assets                                      414.6          379.4
                                                  --------       --------
        Total Consumer Products and
         Corporate Assets                          8,788.0        9,222.5

 Life Insurance
   Investments                                     6,238.8        5,808.8
   Other Assets                                    1,134.1        1,307.7
                                                  --------       --------
        Total Life Insurance Assets                7,372.9        7,116.5

 Total Assets                                    $16,160.9       $16,339.0
                                                 =========       =========
      Liabilities and Stockholders' Equity

 Consumer Products and Corporate
   Current Liabilities
      Short-Term Debt                               $772.1       $1,182.9
      Other Current Liabilities                    2,129.0        1,974.8
                                                  --------       --------
        Total Current Liabilities                  2,901.1        3,157.7

   Long-Term Debt                                  2,120.5        2,492.4
   Other Long-Term Liabilities                       633.1          645.0
                                                  --------       --------
        Total Consumer Products and
         Corporate Liabilities                     5,654.7        6,295.1

 Life Insurance
   Policy Reserves and Claims                      2,723.8        2,553.4
   Investment-Type Contract Deposits               2,849.1        2,732.3
   Other Liabilities                                 447.3          486.8
                                                  --------       --------
        Total Life Insurance Liabilities           6,020.2        5,772.5

 Stockholders' Equity                              4,486.0        4,271.4

 Total Liabilities and Stockholders' Equity      $16,160.9      $16,339.0
                                                 =========      =========